SCHEDULE 13G
Amendment No. 4
Ingram Micro Inc.
Class A Common Stock $.01 Par Value

Cusip #:  457-153-10-4
Item 1:   Reporting Person - Tiger
Management L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   3,801,200
Item 7:   -0-
Item 8:   3,801,200
Item 9:   3,801,200
Item 11:  12.8%


Item 12:  IA


Cusip #:  457-153-10-4
Item 1:   Reporting Person - Tiger Performance L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   2,427,100
Item 7:   -0-
Item 8:   2,427,100
Item 9:   2,427,100
Item 11   8.2%
Item 12:  IA


Cusip #:  457-153-10-4
Item 1:   Reporting Person - Julian
H. Robertson, Jr.
Item 4:   U.S.
Item 5:   -0-
Item 6:   6,228,300
Item 7:   -0-
Item 8:   6,228,300
Item 9:   6,228,300
Item 11:  20.9%
Item 12:  IN



Item 1 (a).  Ingram
Micro Inc. Item 1 (b).
1600 E. St. Andrew
Place, Santa Ana,
California 92705


Item 2 (a).  This
statement is filed on
behalf of Tiger
Management L.L.C.
("TMLLC") and Tiger
Performance L.L.C.
("TPLLC).

Julian H. Robertson, Jr.
is the ultimate
controlling person of
TMLLC and TPLLC.

Item 2 (b).  The address
of each reporting person
is 101 Park Avenue, New
York, NY 10178.

Item 2 (c). Incorporated
by
reference to item (4) of
the cover page pertaining
to each reporting person.

Item 2 (d).  Class A
Common Stock $.01 par
value.

Item 2 (e).  CUSIP
Number: 457 153104 Item
3. TMLLC and TPLLC are investment
advisers registered under
Section 203 of the
Investment Advisers Act
of 1940.

Item 4.  Ownership as
of December 31, 1997 is
incorporated by reference
to items (5) (9) and (11)
of the cover page
pertaining to each
reporting person.


Item 5.  Not applicable.

Item 6.  Other persons
are known to have the

right to receive

dividends from, or

proceeds from the sale

of, such securities. The

interest The Jaguar Fund

N.V., a Netherlands

Antilles corporation and

Tiger, a New York

limited partnership, are

more than 5%.

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were not
acquired for the purpose
of and do not have the
effect of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction
having such purpose or
effect. After reasonable
inquiry and to the best
of my knowledge and
belief, I certify that
the information set
forth in this statement
is true, complete and
correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief
Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief
Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney
dated 1/27/95 On File
with Schedule 13G for
Kohl's Corp. 2/7/95
AGREEMENT

The undersigned agree
that this Amendment No.
4 to Schedule 13G dated
February 13, 1998
relating to shares of
Class A common stock of
Ingram Micro Inc. shall
be filed on behalf of
each of the
undersigned.


TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE
L.L.C.

/s/  Nolan Altman,

Chief Financial Officer

JULIAN H. ROBERTSON,

JR.

By:  /s/  Nolan Altman

Under Power of Attorney

dated 1/27/95 On File

with Schedule 13G for

Kohl's

Corp. 2/7/95